U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------

                               AMENDMENT NUMBER 1
                                       TO
                                   FORM 10-SB
                            SEC FILE NO.: 000-51302

                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              ---------------------



                           MADISON EXPLORATIONS, INC.

                 -----------------------------------------------
                 (Name of Small Business Company in its charter)


            Nevada
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


     525 Seymour Street, Suite 807
         Vancouver, BC, Canada                                         V6B 3H7
---------------------------------------                               ----------
(Address of principal executive offices)                              (Zip code)


                                 1-604-974-0568
                           --------------------------
                           Company's telephone number


Securities to be registered pursuant to Section 12(b) of the Act:

                                      none

Securities to be registered pursuant to Section 12(g) of the Act:


                               $.001 Common Stock
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                            Page
PART I

Item 1.   Description of Business . . . . . . . . . . . . . . . . . . . . .   3


Item 2.   Plan of Operation . . . . . . . . . . . . . . . . . . . . . . . .   8


Item 3.   Description of Property . . . . . . . . . . . . . . . . . . . . .  13

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management. . . . . . . . . . . . . . . .  16

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons . . . . . . . . . . . . . . . . . . . . . .  17

Item 6.   Executive Compensation. . . . . . . . . . . . . . . . . . . . . .  20

Item 7.   Certain Relationships and
            Related Transactions. . . . . . . . . . . . . . . . . . . . . .  20

Item 8.   Description of Securities . . . . . . . . . . . . . . . . . . . .  21


PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22


Item 2.   Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . .  24

Item 3.   Changes in and Disagreements with Accountants . . . . . . . . . .  24

Item 4.   Recent Sales of Unregistered Securities . . . . . . . . . . . . .  24


Item 5.   Indemnification of Directors and Officers . . . . . . . . . . . .  25


PART F/S

          Financial Statements. . . . . . . . . . . . . . . . . . . . . . .  26


PART III

Item 1.   Index to Exhibits . . . . . . . . . . . . . . . . . . . . . . . .  27


            Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . .  28

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS


         Madison Explorations, Inc. was incorporated on July 15, 1998 under the laws of the State of Nevada to engage in any lawful corporate activity. We have incorporated one wholly owned subsidiary named Scout Resources, Inc. to conduct our Canadian exploration activities and for us to be in compliance with local law that requires a domestic Canadian corporation to conduct local exploration activities. Both Madison Explorations, Inc. and Scout Resources, Inc. will be sometimes referred to collectively as the "Company."

         Our principal executive offices are at 525 Seymour Street, Suite 807, Vancouver, BC, Canada and our telephone number is 1 604 974 0568, and our fax number is 1 604 974 0569. We maintain a website at HTTP://WWW.MADISONEXPLORATION.COM. Our website and its linked contents are not part of this form for the registration of our securities.

         We are currently engaged in the business of diamond exploration in the Southern area of the Province of Saskatchewan, Canada. The Southern area of Saskatchewan has been explored for diamonds since at least 1963 by other exploration companies with limited success. Other than conducting some exploration work on our "Scout Lake" property in 2004 and 2005 and granting an option to Echo Resources Inc., an at arm's length South African company, whereby it may earn a 20% interest in our "Bulls Eye" property (also known and referred to as the Herbert Anomaly) and a 15% interest in our "Bronco" target, we have conducted no operations to date and we do not expect to receive any revenues for at least two years. During these two years, we plan to concentrate our efforts on exploration and data gathering. Because the Company is an exploration stage company, there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before the economic and legal feasibility of developing the properties can be determined.

         At the present time, we do not hold any interest in a mineral property that is in production. The Company's viability and potential success lie in our ability to develop, exploit and generate revenue from our interests. There can be no assurance that such revenues will be obtained. The exploration of mineral deposits involves significant financial risks over a long period of time which even a combination of careful evaluations, experience and knowledge may not eliminate. It is impossible to ensure that our current or proposed exploration programs on the exploration claims will be profitable or successful. The inability of the Company to locate a viable diamond deposit on the properties will have a material adverse effect on its operations and could result in a total loss of its business.

         We have signed an Acquisition Agreement on June 16, 2005 and an Amendment to the Acquisition Agreement on September 16, 2005 (the "Acquisition Agreement") with Dr. Joseph Montgomery, PhD (Geology) and Frankie Fu to acquire certain mineral exploration claims in Southern Saskatchewan, Canada. The Company has also acquired several additional mineral claims directly from the government of Saskatchewan.

         The option of our Bulls Eye property occurred on September 19, 2004. Pursuant to our agreement, we granted an option to Echo Resources Inc. whereby it may earn a 20% interest in the mineral claim by paying $44,000 and funding 50% of the costs of the exploration and data gathering program on the Bulls Eye property. The Company shall be responsible for funding the remaining 50% of proposed exploration. If Echo Resources Inc. pays the $44,000 and funds half of proposed exploration, then it will have thereby earned a 20% interest in the property. However, it is under no obligation to do so. However, unless Echo Resources Inc. complies with all requirements to exercise the option, it will not earn any interest in the Bulls Eye property.

         The Company will report to Echo Resources, Inc. the results of our efforts and to keep in good standing our claims on the property. In the event we determine not to proceed with our exploration and data gathering program or in the event we abandon the project, we have agreed to give Echo Resources, Inc. the right of first refusal to continue to develop and exploit the property. On August 16th, 2005, the Company provided Echo Resources Inc. with an extension to this agreement to permit the exploration activities to be funded up to February 28, 2006.

         The sale-option of our Bronco property occurred on September 14, 2005. Pursuant to our agreement, we granted a 15% interest in the mineral claim to Echo Resources, Inc. in exchange for the payment of $50,000 that we treated as a deposit. Echo Resources, Inc. has agreed to fund 50% of the costs of the exploration and data gathering program on the Bronco property. We will report to Echo Resources, Inc. the results of our efforts and to keep in good standing our claims on the property. In the event we determine not to proceed with our exploration and data gathering program or in the event we abandon the project, we have agreed to give Echo Resources, Inc. the right of first refusal to continue to develop and exploit the property.


Acquisition Agreement


         Our Acquisition Agreement with Dr. Joseph Montgomery and Frankie Fu isto acquire an 80% interest in various properties in Southern Saskatchewan. Dr. Montgomery and Frankie Fu have a pre-existing personal and business relationship with each other. With Mr. Fu as the financial partner, they acquired the Scout Lake Property on April 30, 2002 and title to the interest in the property was vested in the name of Joseph Montgomery. In addition, Dr. Montgomery provides certain data gathering and exploration services under the name Montgomery Consultants Ltd. Dr. Montgomery is the President of Montgomery Consultants Ltd.

         We intend to develop the properties from their present early stage exploration through completion of the exploration phase. Prior to any further exploration decisions, a mineral deposit must be appropriately assessed by us. Gathering this data usually takes several years. Once the appropriate data has been gathered, we will determine whether and how to proceed. We will use the services of Montgomery Consultants Ltd. (related party) as well as other third party contractors to conduct surveys and exploration at the properties to begin to enable us to determine whether we can extract and produce diamonds. Under the terms of the Acquisition Agreement, we must spend approximately $120,000US on exploration work May 31, 2006, and approximately an additional $170,000US by May 31, 2007. Dr. Montgomery and Frankie Fu will not be required to fund any exploration work on the property until a positive feasibility study is obtained, after which they will be required to fund their 20% of mine development costs. We may be required to provide the funding of Dr. Montgomery and Mr. Fu to develop the property.

         Under the terms of the Acquisition Agreement, we will issue shares to Dr. Montgomery and Frankie Fu to provide them 10% of the Company's outstanding shares calculated as of July 1, 2004. These shares are issuable upon the completion of the initial required exploration work ("work program") and our determination to continue developing any of the properties listed in the Acquisition Agreement. If it is determined after the work program that no further development will be undertaken, no shares will be issued. The shares to be issued by us upon the completion of the work program and our decision to continue exploration are not to exceed 12,813,334 shares of common stock. In determining the terms and conditions of the Acquisition Agreement, we considered other arms length agreements entered into between similarly situated parties, both public and private. We may take into account the dilution in value of our then outstanding shares of common stock as compared to our then valuation of the work program in determining if we will continue exploration. In addition, we will consider the amount of diamond bearing rock, if any, the discovery of any other materials with a potential market value and the potential to resell the property to unrelated exploration companies predicated upon the perceived value of the property when developed. As of today, we have made no determination as to the feasibility of our work program.

         The Saskatchewan Mineral Disposition Regulations stipulates that a claim holder must spend $12.00 Canadian per hectare per year in claim year 2 to 10 in order to keep its mineral claims in good standing. After 10 years a claim holder must spend $25.00 Canadian per hectare per year in order to keep its mineral claims in good standing. The claims acquired under the Acquisition Agreement were initially claimed by Dr. Montgomery in April of 2002 and July of 2004. After assessing the drill results on the property claimed in April of 2002 these claims have been allowed to lapse and are no longer of interest to the Company. The properties that were claimed by Dr. Montgomery in July of 2004 are currently in year two.


         We intend to explore the properties from early stage exploration through completion of the exploration phase. Prior to any decision to develop the properties, a diamond deposit must be assessed to determine the total tonnage of diamond bearing material, the average grade of the rock, the estimated size distribution of the diamonds in the deposit and the average value per carat of the diamonds. Gathering this data usually takes several years. At that time, the Company will evaluate whether, and if so, how to proceed.

Exploration Program

         We have no independent exploration capabilities.


         The Company intends to use third party service providers as well as Montgomery Consultants Ltd. to perform its exploration activities. The Company pays an hourly rate for the field services of Dr. Montgomery and his staff as well as reimbursement for expenses, including equipment, transportation, lodging and meals. In determining the terms and conditions of the consideration paid or to be paid, we considered other arms length agreements entered into between similarly situated parties, both public and private, and have determined that the payments to Dr. Montgomery and Montgomery Consultants Ltd are on terms equal to or more favorable than those that would have been paid to other third parties. Pursuant to oral agreements, Dr. Montgomery is paid not to exceed the sum of CAD$400 per day, plus expenses for field days, a value comparable to that of similar professionals with the education and experience of Dr. Montgomery. Dr. Montgomery receives no remuneration for services performed as an officer and director.

         Over the next two years, during its exploration phase, the Company intends to continue to retain Montgomery Consultants Ltd. to co-ordinate crews of workers who will gather samples of rock from the properties and transport the samples to a facility where they can be tested for properties which tend to indicate the presence of diamonds. At the end of the two years of exploration, we will seek either a joint venture partner or a senior partner that will undertake the exploration of the properties. However, there is a substantial risk that no commercially viable diamond deposit will be found. If so, we will have difficulty finding any partners to undertake further exploration.

         The Company has begun its early stage exploration activities and has gathered samples from the Scout Lake Properties for analysis. A total of 96 soil samples were taken by us over the Scout Lake magnetic anomaly. These were analyzed by SGS Laboratories (SGS) of Toronto, Canada. At the Company's request, SGS used the MMI D Kimberlite package developed for the detection of kimberlites and related rocks. Mobile Metal Ions (MMI) soil geochemistry is a technology developed in Australia for the detection of metal ions through considerable depths of overburden. This analytical method was used to analyze for palladium, niobium, yttrium, rubidium, nickel, cobalt, chromium, titanium and magnesium (Pd, Nb, Y, Rb, Ni, Co, Cr, Ti, and Mg). These minerals are deemed to be diamond indicating minerals. The location of these minerals tend to indicate a higher possibility or probability of locating diamonds in the proximity of the mineral predicated upon the concentration of the mineral. Statistical analyses were performed for each element and a "background" value determined as the mean of the lowest quartile. The ratios of actual values to background were calculated and stacked bar graphs were used to illustrate the results.

         A total of 96 MMI samples were collected at 50 meter intervals along two profiles. Anomalous values were obtained for the elements magnesium, chromium, rubidium, nickel, and palladium. These elements are typically associated with kimberlites and ultramafic rocks. The highest response ratios for each element from the survey were: magnesium-7, chromium-6, yttrium-8, cobalt-24, and palladium-32.


         The Company has also conducted a ground magnetic survey over the Scout Lake property. The survey was done by Discovery International Geophysics Inc. A total of 41 line-km. was completed. The raw data was processed to remove culture, spikes and a regional gradient. The resulting data imaged the magnetic response from the interpreted dyke successfully showing more detail than the aeromagnetic survey and some additional structures which may also be dykes.

         After a study of the ground magnetic survey and integration with the MMI geochemical data, four sites were selected for test drilling.


         A drilling program on Scout Lake was completed recently. The drill hole encountered sedimentary rocks of the Ravenscrag formation. These Tertiary sediments consisted of poorly consolidated sandstone, clay, gravel and coal seems. The formation, in this area, is of unknown thickness. The unexpected intersection of Tertiary sediments of unknown thickness has resulted in a change in the direction of Madison's exploration program. After discussions with Dr Joseph Montgomery, the Company's claims in the Willow Bunch district will not be renewed. The main thrust of our program will now be in the Val Marie area of the Wood Mountain district in Southern Saskatchewan. The Company has 17 mineral claims in this area which covers the richest indicator mineral concentration so far encountered.

         The combination of numerous indicator minerals (pyrope garnets and chrome diopsides) and magnetic anomalies make this area a prime target. The indicator mineral suite is identical chemically to that of the Fort a la Corne district. An early drilling program is anticipated for this area. Additional targets in the Wood Mountain district and other areas will also be investigated


Competition

         The mineral exploration business is competitive in all of its phases. The Company expects to compete with numerous other exploration companies and individuals, including competitors with greater financial, technical and other resources than the Company, for resources required for exploration. Their greater resources will likely position these competitors to conduct exploration within a shorter time frame than the Company.

Government Regulation and Licensing

         The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with its intended activities under applicable laws and regulations and the Company believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in regulations and in various operating circumstances. The Company may not be able to obtain all necessary licenses and permits required to carry out exploration.

         The Company is currently subject to environmental regulation under The Environmental Management and Protection Act (Saskatchewan), the Crown Minerals Act (Saskatchewan) and the Forest Resources Management Act (Saskatchewan). We believe that we are in compliance with all of these acts. Moreover, the Company believes that an environmental impact of its exploration activities will be minimal. To the extent that the Company removes large amounts of rock or soil from the properties, we will likely have to replace such rock or soil and remediate any environmental disruption caused by its activities. It is impossible for us to assess with any certainty the cost of such replacement or remediation or the potential liability the Company would face if we were found to have violated one or more of these acts.


Employees

         We currently have three part time employees, our officers and directors, who work of the Company on a part time basis. None of these employees devote more than 10% of their time to the Company. Except for the compensation to Dr. Montgomery unrelated to his activities as an officer and director, no officer or director is paid for services rendered.


Seasonality

         Due to the potential for extremely cold weather in Saskatchewan during the period from November to March, there may be years when exploration is not possible during these months.

Currency Fluctuation

         The Company's currency fluctuation exposure is primarily to the Canadian dollar as all of the Company's properties are in Saskatchewan. Such fluctuations may materially affect the Company's financial position and results of operations.

ITEM 2.  PLAN OF OPERATION

         The following discussion regarding the Company and our business and operations contains "forward-looking statements." These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or its negative or other variations or comparable terminology. All forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

Plan of Operation


         We were incorporated in June of 1998 under the name of "Madison-Taylor General Contractors, Inc." and we intended to engage as a general contractor for constructing temporary buildings at exploratory mining locations. We were unable to implement our business and remained inactive from 1998 until 2004. We commenced operations under our current name in April of 2004. After implementing our current plan of operation, we have relied on advances and contributions of capital of approximately $28,925 from our principal stockholders, and proceeds of approximately $44,000 from the sale of a 20% interest in one of the Company's claims (Bulls Eye) to support its limited operations. As of December 31, 2004, we had approximately $30,800 of cash. We will need additional equity or debt financing of up to $2,000,000 that we plan to use for the second phase of its exploration program to commence in 2005.

Geological Report: Southern Saskatchewan

         Dr. Joseph Montgomery has prepared a geological report on the Wood Mountain District. The report summarizes the Company's claims in the area and the geological formations on the claims that have been identified by aeromagnetic survey and other mineral exploration activities done in the past.

         In his report, Dr. Joseph Montgomery has recommend to us that we proceed with a three-phase, staged exploration program in the Wood Mountain District based on his conclusion that prospecting, geophysical surveys and soil and rock sampling are the exploration techniques that have been the most successful in diamond bearing kimberlite rock in the region.


         The Company has several specific exploration objectives:

                  (1) To locate one or more Kimberlite/Lamproite pipes, dykes or sills;
                  (2) To determine whether the Kimberlite/Lamproite contains
                      Diamonds; and
                  (3) To determine if the diamond-bearing pipe could be the
                      source of an economically viable mine.


              Even if the Company locates Kimberlite, the finding of diamonds in Kimberlite is rare and the finding of a commercial grade of diamonds is rarer.

         We believe that exploration is by its very nature is evolutionary. Each subsequent step is based on the foundation established by previous results. Even then, diverse factors affect the process. Weather and seasons influence when work can be commissioned. Previous results determine the direction for future exploration and the availability of funds dictates what work can be budgeted for each phase of exploration.

Phase One


         The Company has completed its initial phase of work on the Scout Lake properties and intends to complete the initial phase of work on some of its other properties in the Wood Mountain District by June 30, 2006. The results at our Scout Lake properties do not warrant spending further time and money at this location. Phase one work should consist of aground magnetometer survey at approximately 500 meter line-spacing. At the same time, surface samples should be taken of till for heavy mineral evaluation. About 50 samples would cover the grid area satisfactorily. If results warrant, a few lines of gravimetric surveying could be done. Two or three RC drill holes(about 500 meter) would then test the anomaly.

Phase 1 - Initial Wood Mountain Evaluation


- Ground Magnetometer - 1 month Instrument Rental                          1,800
- 50 Sample Collections - Processing @ $50 each                            2,500
- Gravimetric Survey - Instrument Rental                                     600
- Chemical Analysis - 50 @ $10 each                                          500
- Personnel - Geologist 2 weeks @ $300/day                                 4,200
- Personnel - Assistant 2 weeks @ $200/day                                 2,800
- Accommodation - $100/day x 2                                             2,800
- Transportation - Truck Rental, Maintenance                               2,000
       Engineering & Supervision
- Engineering & Supervision                                                2,000
- Contingencies approximately 5%                                             900

Phase 1 Total                                                            $20,100

Phase Two - Regional Program

         The regional program of exploration is being proposed to locate kimberlite diatremes. At present, we have regional to detailed heavy mineral anomalies and regional to detailed magnetic anomalies. Unfortunately, the heavy mineral dispersion is too widespread and the magnetic anomalies are too numerous to allow reasonable drill target selection. The following systematic approach may help us to alleviate this problem:

Regional Structural Study

         Kimberlite pipe emplacement is governed by deep-seated structures that penetrate stable Archean Cratons and allow the rapid rise of lower mantle ultramafic magmas through diamond-bearing strata. Some of the major structures in southern Saskatchewan are known, but it appears that a satellite imagery interpretation, in particular of radar data, would be of value to us.

Regional Heavy Mineral Study

         Heavy mineral data is already available to us from the government and other available for purchase proprietary surveys. However, a large proportion of the area of our interest remains without data.

         It is proposed that a detailed heavy mineral survey be conducted over the area with one sample being taken per township to start. The usual method of processing heavy mineral samples, which includes, washing, sizing, gravity separation by jig, tables or heavy liquids, microscopic hand-picking and microprobe analysis would be prohibitively expensive. Therefore, the following processing methodology is suggested:

         (a) Sample till or stream sediments (about 20 kg).
         (b) Wash and sieve sample in the field or nearby portable equipment to obtain a clean, sized fraction suitable for hydrosizing.
         (c) Use a laboratory-sized elutriator (hydrosizer) to obtain a sized, heavy mineral fraction. Adjust density to retain all indicator minerals.
         (d) Analyze for chromium and nickel and other trace elements by total fusion and ICP. This will provide an indicator for ultramafic rocks.

         (e) Plot results and evaluate for trends.
         (f) Some detailed HM testing, - microprobing grain-picking.


Wood Mountain Formation Study

         Heavy minerals including standard indicator minerals and micro-diamonds have been recovered from the unconsolidated sand and gravel deposits of the Wood Mountain formation. We believe that a heavy mineral study of this formation and a paleo-current study should be undertaken. The samples should be processed in the same manner as in the "Regional Heavy Mineral Study."

Compilation of Geophysical Data

         (a) Aeromagnetic
         (b) Ground magnetic
         (c) Gravimetric
         (d) Seismic

G.I.S. Compilation of all Data

         A G.I.S. (Geographic Information Systems) compilation of the following data should be undertaken in order to select the best drill targets:

         (a) Bedrock Geology
         (b) Surficial Geology (i.e. land surface to approximately 5 feet below)
         (c) Our HM Surveys
         (d) Government surveys
         (e) Federal-provincial geochem and HM
         (f) Aeromagnetic Data surveys
         (g) Gravity Data
         (h) Seismic Data
         (i) Ground Magnetic Data
         (j) Cratonic Age Data
         (k) Satellite Radar Imagery Interpretation


Phase 2 - Regional Program

Regional Structural Study
- Satellite Photos - 10 @ $200 each                                       2,000
- Interpretation - 10 hours @ $500                                        5,000
  - Digitizing
  -                                                                       3,000

Regional Heavy Mineral Study
- Sample collection - 600 samples @ $15 each                              9,000
- Vehicle  - FWD - 3 months @ $2,000/month                                6,000
- Detail Sample Collection - 1000 samples @ $15 each                     15,000
- Initial Processing                                                     24,000
- Washer/Sieve rental - 3 months @ $2,000/month                           6,000
- Sample Bags - 1,600 20Kg bags @ $1 each                                 1,600
- Sample Bags - 1,600 2Kg bags @ $1 each                                  1,600
- Elutriation (Hydraulic Separation of HM) - 1600 @ $18.75 each          30,000
- ICP (Induced Coupled Polarization) (total) - 1600 @ $10 each           16,000
- Digitizing                                                              3,000

Regional Surficial Geology Study
- Data Interpretation                                                     4,000
- Digitizing                                                              3,000

Compilation of Geophysical Data
- Data Collection                                                         2,500
- Data Interpretation                                                     5,000
- Digitizing                                                              4,000

G.I.S. Compilation
- Additional Data Collection                                              5,000
- Data Interpretation                                                     5,000
- Digitizing                                                              5,000

Engineering & Supervision
- Engineering & Supervision                                              15,000
- Contingencies approximately 5%                                          7,800

Phase 2 Total                                                          $178,500

Phase Three - Drilling and Confirmation

         The goal of this phase will be to locate anomalous areas by the use of ground magnetic surveys, and to prioritize each for test drilling.

Gravimetric Surveys will be completed over the ground magnetic anomalies - 1 or 2 lines per anomaly. Test Drilling will then be conducted to test the best targets.

Phase 3 - Drilling and Confirmation

Ground Magnetic Surveys
- Instrument Rental - 3 months @ $1,600/month                             4,800
- Field computer Rental - 3 month @ $300/month                              900
- Operator/Assistant - 70 Days @ $300/day                                21,000

Gravimetric Survey
- Instrument Rental - 3 months @ $1,600/month                             3,000
- Operator/Assistant - 70 Days @ $300/day                                21,000
- Surveying                                                               6,000

Test Drilling
- 5,000 ft. @ $10                                                        50,000
- Cutting Analysis - 50 samples @ $500 each                              25,000

Engineering & Supervision
- Engineering & Supervision                                              13,000
Contingencies approximately 5%                                            6,700

Phase 3 Total                                                          $151,400

24 Month Exploration Budget on new and future claims

         The Company intends to option additional property by way of claim staking or acquiring companies with promising mineral claims in the area of Southern Saskatchewan and Northern Montana

------------------------------------------------------------------

Planned Exploration on future Claims         Year 1         Year 2
------------------------------------------------------------------

Claim Staking/property acquisition           50,000         50,000
------------------------------------------------------------------

Property Exploration Expenditures           500,000        650,000
------------------------------------------------------------------

                                           $550,000       $700,000
------------------------------------------------------------------


         The Company's business plan for the year 2006 will consist of further exploration on the properties over which we hold mineral exploration claims and options. As part of Phase Two, the Company also plans to continue staking strategically important areas as more information becomes available with respect to the geology of Southern Saskatchewan. The Company intends to continue using Montgomery Consulting Ltd. and third party contractors to collect soil samples, process and analyze the results, plot drill targets, drill the identified targets and other exploration related work. The Company completed its drill program at Scout Lake in 2005. The results of the drill program do not warrant spending further time and money at this location. The main thrust of our program will now be in the Val Marie area of the Wood Mountain district in Southern Saskatchewan. The Company has 19 mineral claims in this area which covers the richest indicator mineral concentration so far encountered.

         The combination of numerous indicator minerals (pyrope garnets and chrome diopsides) and magnetic anomalies make this area a prime target. The indicator mineral suite is identical chemically to that of the Fort a la Corne district. An early drilling program is anticipated for this area. Additional targets in the Wood Mountain district and other areas will also be investigated.

         The Company estimates that we will require approximately $2,000,000 Canadian to conduct its full exploration program over a two year period. This amount will be used to pay for prospecting and geological mapping, airborne surveys, lodging and food for workers, transportation of workers to and from the work sites, fuel, pick-up truck rentals, assays, drilling, equipment rental, additional claim staking, and supervision, including a daily rate payable to Dr. Montgomery of $400 per day, plus out of pocket expenses, for time spent in the field.

         The officers and directors have agreed to pay all costs and expenses of having us comply with the federal securities laws (and being a public company) and have agreed to pay the other expenses of the Company, excluding those direct costs and expenses of data gathering and mineral exploration, should the Company be unable to do so. To implement our business plan, we will need to secure financing for our business development. We have no source for funding at this time.

         Additional funding to conduct either our full exploration program or a partial exploration program will depend upon our ability to secure loans or obtain either private or public financing. We have had some preliminary negotiations for funding that have been unsuccessful and we currently have not undertaken any further negotiations. There is no assurance that we will be able to obtain such funding on any terms or terms acceptable to us and if adequate funds are not available, we believe that our business development will be adversely affected. Accordingly, there is no assurance that we will be able to continue in business.

Off-Balance Sheet Arrangements

         The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.


ITEM 3.  DESCRIPTION OF PROPERTY

         The Company does not own real property nor do we hold any lease or other real property interest except for the exploration claims we have acquired pursuant to the Acquisition Agreement as described under "Description of Business" and from staking claims directly with the government of Saskatchewan.


         We have entered into an agreement to acquire an 80% interest in various properties, located in Southern Saskatchewan.


Scout Lake Property

         The Scout Lake Property is located on Canadian NTS Map Sheet 72G.

         The property lies approximately 150 kilometers southwest of Regina at geographical coordinates 49 20'N latitude, 106 57'W longitude. The property is serviced by local roads, power and water. The legal descriptions of the three claims that make up the Scout Lake property are noted in the following table.

---------------------------------------------------------------------------

Claim number     Location                        NTS Area     Recorded Area
---------------------------------------------------------------------------


S-137962         All of Sections 19 and 30       72-H-05      512 Hectares
                 and 26, Township 4  Range
                 29, West of the Second
                 Meridian
---------------------------------------------------------------------------

S-137963         All of Section 13               72-H-05      512 Hectares
                 Township 4  Range 30
                 West of the Second
                 Meridian

---------------------------------------------------------------------------


         The Bronco Target is located on Canadian NTS Map Sheet 72-G.

         The Bronco target lies in Southern Saskatchewan near the town of Val Marie, approximately 400 km southwest of the Star Kimberlite - Fort al La Corne. This area is in the area defined by the Saskatchewan Geological Survey as being high diamond exploration potential.


---------------------------------------------------------------------------
S-137774 The North half of sections 7, 8 72-G-03 1152 Hectares and 9 and all of sections 16, 17 and 18, Township 3, Range 9, West of the Third Meridian.

---------------------------------------------------------------------------

S-137775         All of section 19, Township 3,  72-G-03      256 Hectares
                 RANGE 9, West  of the Third
                 Meridian
---------------------------------------------------------------------------
S-137776         The North half of sections 10,  72-G-03      1152 Hectares
                 11 and 12 and all of sections
                 13, 14 and 15, Township 3,
                 Range 10, West of the Third
                 Meridian.
---------------------------------------------------------------------------


         The Val Marie Target is located on Canadian Map Sheet 72-G.

         There are numerous anomalies within the Val Marie target, and an abundance of indicator minerals have been found in past ground exploration. The chemistry of these minerals is consistent with a kimberlitic source. An abundance of chrome diopsides suggests a local source within a few kilometers. Altered Bearpaw Formation rocks were identified 1.5 km from the site. The alteration of these rocks reflects the proximity of intrusive rocks.

---------------------------------------------------------------------------
S-137460          ALL OF SECTIONS 14, 15, 22,    72-G-03 & 72-G-06 2048 Hectares
                  23, 26, 27, 34 AND 35,
                  TOWNSHIP 3, RANGE 11, WEST
                  OF THE THIRD MERIDIAN

---------------------------------------------------------------------------
S-137461          ALL OF SECTIONS 2 AND 3,       72-G-06      512 Hectares
                  TOWNSHIP 4, RANGE 11, WEST
                  OF THE THIRD MERIDIAN

---------------------------------------------------------------------------
The Bulls Eye Target is located on Canadian NTS Map Sheet 72J.

         The Bulls Eye Target was initially claimed by the Company on August 31, 2004. The property lies approximately 200 kilometers West of Regina at geographical coordinates 50 30'N latitude, 107 15' longitude. The property is serviced by local roads, power and water. The legal descriptions of the two claims that make up the Bulls Eye Target are noted in the following table.


Claim number     Location                        NTS Area     Recorded Area
---------------------------------------------------------------------------

S-137654         All of section 11,              72-J-06 &    256 Hectares
                 Township 18, Range 10,          72-J-11
                 West of the Third Meridian
---------------------------------------------------------------------------


S-137655         All of section 12,              72-J-06 &    256 Hectares
                 Township 18, Range 10,          72-J-11
                 West of the Third Meridian
---------------------------------------------------------------------------

         The Wood Mountain North Target was initially claimed by the Company on November 18, 2004. The Wood Mountain North Target is located on Canadian NTS Map Sheet 72G. The property lies approximately 100 kilometers Southwest of Regina at geographical coordinates 49 30'N latitude, 106 30' longitude. The property is serviced by local roads, power and water. The legal descriptions of the claim that make up the Wood Mountain North Target is noted in the following table.

---------------------------------------------------------------------------

Claim number     Location                        NTS Area     Recorded Area
---------------------------------------------------------------------------

S-137742         All of Sections 27, 28, 29      72-G-07,     1024 Hectares
                 and 30, Township 6, Range       72-G-08,
                 4, West of the Third            72-G-09
                 Meridian                        & 72-G-10
---------------------------------------------------------------------------

         The Company has also claimed other unnamed properties in Saskatchewan as at December 31, 2004. The legal descriptions of the unnamed claims is noted in the following table.

---------------------------------------------------------------------------

Claim number     Location                        NTS Area     Recorded Area
---------------------------------------------------------------------------

S-137765         All of section 31,              72-G-04      256 Hectares
                 Township 1, RANGE 13, West
                 of the Third Meridian
---------------------------------------------------------------------------
S-137766         All of section 9, Township      72-G-04      256 Hectares
                 1, RANGE 14, West of the
                 Third Meridian
---------------------------------------------------------------------------
S-137767         All of section 5, Township      72-F-08      256 Hectares
                 4, RANGE 18, West of the
                 Third Meridian
---------------------------------------------------------------------------
S-137768         All of section 29, Township 6,  72-F-08 &    256 Hectares
                 RANGE 18, West of the           72-F-09
                 Third Meridian
---------------------------------------------------------------------------

S-137769         All of section 4, Township 2,   72-F-02      256 Hectares
                 RANGE 22, West of the
                 Third Meridian
---------------------------------------------------------------------------
S-137770         All of sections 28 and 33,      72-F-14      512 Hectares
                 Township 9, RANGE 25, West of
                 the Third Meridian
---------------------------------------------------------------------------
S-137771         All of sections 5 and 6,        72-F-05      512 Hectares
                 Township 5, RANGE 28, West of
                 the Third Meridian
---------------------------------------------------------------------------
S-137772         All of section 7, Township 5,   72-F-05      256 Hectares
                 RANGE 28, West of the Third
                 Meridian
---------------------------------------------------------------------------
S-137773         All of section 9, Township 5,   72-F-05      256 Hectares
                 RANGE 28, West of the
                 Third Meridian
---------------------------------------------------------------------------

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than five percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

                   Name and                     Amount and
                   Address of                   Nature of
                   Beneficial                   Beneficial     Percent
Title of Class     Owner                        Owner          of Class
-----------------------------------------------------------------------

Common             Kevin M. Stunder             32,035,000      27.78
                   3880 Lynn Valley Rd.
                   North Vancouver, BC
                   V7K 2S6

                   Joel Haskins                 32,035,000      27.78
                   807 - 525 Seymour Street
                   Vancouver, BC
                   V6B 3H7

                   All Officers and
                   Directors as a Group         64,070,000      55.56
                   (three [3] individual)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth the name, address and position of each of our executive officers and directors as of the date hereof:

                  Name                         Age     Position
                  ----                         ---     --------


                  Kevin M. Stunder             36      Director and
                  807 - 525 Seymour Street             President
                  Vancouver, BC
                  Canada, V6B 3H7


                  Joel Haskins                 34      Director, Secretary
                  807 - 525 Seymour Street             and Treasurer
                  Vancouver, BC
                  Canada, V6B 3H7

                  Dr. Joseph Montgomery        78      V.P. Director
                  525 Seymour Street                   and VP Exploration
                  Suite 807
                  Vancouver, BC
                  Canada, V6b 3H7

Kevin Stunder, President and Director

         Mr. Stunder has over 10 years experience in business strategy and marketing. He has acted in a Director role of several public companies including VantagePoint Systems Inc., Intrawest Corporation, and Rhino Resources, Inc. He brings leadership operational expertise and vision to the management team. Kevin holds a degree in Business Administration from Simon Fraser University. During his tenure with Intrawest, Mr. Stunder has spoken at several executive engagements and been awarded International honors for technology projects under his direction.

Dr. Joseph Montgomery, PhD, P. Eng., VP Exploration and Director

         Dr. Montgomery is a recognized diamond specialist having worked on several diamond and mining projects around the World. As part of his continuing role with the Company, Dr. Montgomery will act as the Company's Vice President of Exploration. Dr. Montgomery will oversee all exploration activities and provide market analysis and geologic and reserve analysis for The Company. He has prepared more than 300 geological reports on various mineral deposits including precious metals, base metals, industrial minerals and gemstones for clients and regulatory agencies. Dr. Montgomery has undertaken mineral investigations in North America and South America, Africa, Europe, Asia and Australia. He holds a Bachelor of Science and a Master of Science in Geology from the University of British Columbia and a Ph.D. in Geology from the University of British Columbia.

Joel Haskins, CA, Director, Secretary & Treasurer

         Mr. Haskins will provide the financial expertise required to direct The Company's financial affairs. Mr. Haskins has worked as the CFO and Executive Director of a Swiss Venture capital firm managing over USD 1 Billion in public and private investments. He graduated from Simon Fraser University in Canada, with a degree in Business Administration and then went on to become a Chartered Accountant in 1997.

Executive Compensation

         The executive officers, Mssrs. Stunder and Haskins, have not yet received any annual salary compensation for their services. However, the executive officers will likely receive an annual salary or other compensation in the future. The Company has not entered into employment agreements with any of its officers or directors of the Company.

         The officers and directors may be deemed parents and promoters of the Company as those terms are defined by the Securities Act of 1933, as amended. All directors hold office until the next annual stockholder's meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Officers of the Company serve at the will of the Board of Directors.


         No remuneration has been paid for officers and directors except reimbursement for out-of-pocket expenditures for activities on the Company's behalf. None of the officers and directors anticipates devoting more than 10% of his time to Company activities.


         The Company has paid no compensation or consulting fees to its executive officers as a group. The Company is not a party to any employment agreements. The Company has no retirement pension, profit sharing or stock option plans or insurance or medical reimbursement plans covering its officers and directors, and does not contemplate implementing any such plans at this time.

Conflicts of Interest


         Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

         Our officers and directors are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

         The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

              Any transactions between the Company and our officers and directors or five (5%) shareholders and their respective affiliates (to include Frankie Fu, Dr. Joseph Montgomery's partner) will be on terms no less favorable than those terms which could be obtained from unaffiliated third parties and said transactions will be approved by a majority of the disinterested directors.


Independent Directors.

         We have no independent directors. The Company does intend to secure independent directors; however, until such time as it is financially able to attract independent directors and the Company is able to meet the cost of insuring each director, the Company will not, in all likelihood, be able to have a board containing independent directors.

         Subject to the Company attracting independent directors and providing insurance for each director, so long as the Company has an outstanding class of securities registered under the Securities Exchange Act of 1934, as amended, and the outstanding securities are held of record by 100 or more persons of record, after the annual meeting in 2006, the Company contemplates having not less than one independent director and after the annual meeting in 2007, the Company contemplates having a majority of independent directors.

Audit Committee and Other Committees.

         Our board of directors has not established an audit committee.

         We recognize that an audit committee, when established, will play a critical role in its financial reporting system by overseeing and monitoring management's and the independent auditors' participation in the financial reporting process. The audit committee will adopt its own charter.

         Until such time as an audit committee has been established, the board of directors will continue to undertake those tasks normally associated with an audit committee to include, but not by way of limitation, the (i) review and discussion of the audited financial statements with management, and (ii) discussions with the independent auditors the matters required to be discussed by the Statement On Auditing Standards No. 61, as may be modified or supplemented.

         The auditor is subject to peer review consistent with the American Institute of Certified Public Accountants (AICPA) procedures.

         In addition, the Company does not have any compensation or executive or similar committees.

ITEM 6.  EXECUTIVE COMPENSATION.

Employment Agreements

         No remuneration has been paid for officers and directors except reimbursement for out-of-pocket expenditures for activities on the Company's behalf. None of the officers and directors anticipates devoting more than 10% of his or her time to Company activities. The Company has not entered into employment agreements with any of its officers or directors of the Company.

Stock Option and Other Agreements

         No compensation is payable to directors of the Company in connection with attendance at board meetings, except as to such directors who also serve as officers of the Company in capacities other than directors and/or officers. At this time, no other compensation has been scheduled for any other member of the Board of Directors of officers of the Company.

         Future compensation of officers will be determined by the Board of Directors based upon financial condition and performance of the Company, the financial requirements of the Company, and upon individual performance of each officer. The Board of Directors intends to insure that the salaries paid to the Company's officers and employees are reasonable and prudent and are based upon both the financial condition and performance of the Company and upon the performance of the individual officers.

         The Company has no retirement pension, profit sharing or stock option plans or insurance or medical reimbursement plans covering its officers and directors, and does not contemplate implementing any such plans at this time.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Certain Relationships and Related Transactions


         We have entered into an Acquisition Agreement dated June 16, 2004 and as amended dated on September 15, 2005 with Dr. Montgomery and Frankie Fu. Under the terms of the Acquisition Agreement, the Company must spend CAD 150,000 (approximately US $120,000) by May 31, 2006 and an additional CAD 200,000 (approximately US $170,000) by May 31, 2007 on exploration work. Dr. Montgomery and Mr. Fu will not be required to fund any exploration work on the property until a positive feasibility study is obtained, after which they will be required to fund their 20% of mine development costs.

         Dr. Montgomery and Frankie Fu have a pre-existing personal and business relationship with each other. With Mr. Fu as the financial partner, they acquired the Scout Lake Property on April 30, 2002 and title to the interest in the property was vested in the name of Joseph Montgomery. In addition, Dr. Montgomery provides certain data gathering and exploration services under the name Montgomery Consultants Ltd.

         Dr. Montgomery serves as the company's Vice President of Exploration, and therefore is responsible for the planning and execution of our exploration plans. It is assumed that he is involved in all aspects of our work that he is capable of, all other work is contracted.

         Under the terms of the Acquisition Agreement, we will issue shares to Dr. Montgomery and Frankie Fu to provide them 10% of the Company's outstanding shares calculated as of July 1, 2004. These shares are issuable upon the completion of the initial required exploration work and the determination to continue developing the Scout Lake properties. If it is determined after the work program that no further development will be undertaken, no shares will be issued. The shares to be issued by us upon the completion of the work program and a decision of the Company to continue exploration are not to exceed 12,813,334 shares of common stock.

         The officers and directors may be deemed parents and promoters of the Company as those terms are defined by the Securities Act of 1933, as amended. All directors hold office until the next annual stockholder's meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Officers of the Company serve at the will of the Board of Directors.


         Any transactions between the Company and our officers and directors or five (5%) shareholders and their respective affiliates (to include Frankie Fu, Dr. Joseph Montgomery's partner) will be on terms no less favorable than those terms which could be obtained from unaffiliated third parties and said transactions will be approved by a majority of the disinterested directors.


ITEM 8.  DESCRIPTION OF SECURITIES.

Generally.

         The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock, par value $.001 of which 115,320,000 are issued and outstanding on December 31, 2004 and as of today. We have no preferred stock authorized for issuance.

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

         Holders of our shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available. We have not paid any cash dividends on our Common Stock since inception and we intend to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, we do not anticipate the payment of cash dividends in the foreseeable future.

Shares Eligible for Future Sale

         The Company has 115,320,000 shares of common stock outstanding, of which 64,070,000 shares are considered "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933, as amended, (the "Act") unless registered under the Act (the "Restricted Shares").

         In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned the Restricted Shares of common stock beneficially for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.



                                     PART II


ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

         There is no established trading market in our Common Stock.


         We have been assigned a trading symbol of MDEX in connection with the reporting of a secondary market transaction or transactions by a broker or dealer in the Automated Confirmation Transaction Service. The symbol was assigned at the request of a broker-dealer from the NASD Regulators, Inc.


         The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Shareholders

         There are one hundred ninety (197) holders of the Company's Common
Stock.

Shares Eligible for Resale

         Except for the shares of stock held by our officers and directors, all of our issued and outstanding shares of Common Stock held by non-affiliates are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

         In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the Company or an affiliate of the Company in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in
Section 2(11), if six conditions are met:

         (1) Current public information must be available about the Company unless sales are limited to those made by nonaffiliates after two years.

         (2) When restricted securities are sold, generally there must be a one-year holding period.

         (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

         (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

         (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

         (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in
                  (5) above.

ITEM 2.  LEGAL PROCEEDINGS

         We are not party to any material pending legal proceedings and has no knowledge that any such proceedings are threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         There have been no disagreements with the findings of any of the accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.


              Prior to June 30, 1998, we sold and issued securities in a single transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended. There have been no sales of unregistered stock by us between June 30, 1998 and June 2, 2004. We are informed that after 1992, there have been some transfers of shares of stock by our shareholders, excluding any officers and directors or their affiliates.


         On June 2, 2004 the Issuer authorized the sale of 11,814 shares (59,070,000 shares after stock 5000 for 1 stock split) of its common stock for $.04 per share to the following persons in the amount indicated opposite each person's name:


----------------------------------------------------------------------

Name of Purchaser         Amount of Shares Purchased      Amount Paid
----------------------------------------------------------------------

Joel DC Haskins        5,907 (29,535,000 after split)          $236.28
----------------------------------------------------------------------

Kevin M Stunder        5,907 (29,535,000 after split)          $236.28
----------------------------------------------------------------------
Total                 11,814 (59,070,000 after split)          $472.56
----------------------------------------------------------------------

         These shares were issued on July 1, 2004 and were sold pursuant to
Section 4(2) of the Act and were not issued in connection with any public offering. Kevin Stunder is our President and Joel Haskins is our Treasurer. At the time of the sale and issuance of the common stock, Mssrs. Stunder and Haskins owned 4,300,000 shares of common stock.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has been informed that liability is not eliminated or limited unless the Company includes the provision, like it has, in its original articles of incorporation or ads the provision by amendment. Under Nevada law, liability may be eliminated or limited as to both directors and officer. Thus, the liability of a director may be eliminated for breach of his or her fiduciary duty as an officer. Similarly, an officer may be relieved of liability to the Company for breach of his or her duties as an officer. However, the law does not permit the elimination of limitation of liability for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law. The Company has also been informed that the adoption of a provision eliminating liability of directors or officers does not mean that these individuals will never find themselves as a defendant in actions or suits arising from the performance of their duties. First, liability may not be eliminated or limited for acts or omissions which involve intentional misconduct, fraud, or knowing violation of law. Second, liability may not be eliminated or limited for the payment of dividends in violation of Nevada Revised Statutes. The Company has also been informed that the statute refers only to liability for damages. Thus, the article provision will not protect a director or officer from suits seeking equitable relief or orders requiring the return of corporate property. Since the statute is limited to liability of a director or officer to the corporation or stockholders, the provision will afford no protection in suits brought by third parties. As the statute reflects, it applies only to liability for breach of fiduciary duty as a director or officer. If a director or officer is also a majority stockholder, he or she may be liable for monetary damages for breach of duty to the minority. Further, the Company has been advised that the directors and officers will not be able to escape liability for violations of federal and state securities laws.

         Nevada Revised Statutes, Section 78.751 reads, in full, as follows:

1. Any discretionary indemnification under NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a)  By the stockholders;

     (b) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director of officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.


The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

Financial Statements.

              The following financial statements are attached to this report and filed as a part thereof.

     1) Table of Contents
     2) Independent Auditors' Report
     3) Assets
     4) Liabilities and Stockholders' Equity
     5) Statement of Operations
     6) Statement of Changes in Shareholders' Equity
     7) Statement of Cash Flows
     8) Notes to Financial Statements

                                    PART III


ITEM 1.  EXHIBIT INDEX

                                                                      Sequential
No.                                                                     Page No.

(3)  Articles of Incorporation and Bylaws


     3.1 Articles of Incorporation, as amended (filed as an Exhibit to our Form 10KSB)

     3.2 Bylaws (adopted prior to name change) (filed as an Exhibit to our Form 10KSB)


(10) Material Contracts


     10.1 Mineral Property Agreement Contract (filed as an Exhibit to our Form 10KSB)

     10.2       Amendment to Agreement  [10.1] dated September 16, 2005

     10.3       Option Agreement dated September 14, 2005 with Echo
                Resources, Inc.




(23) Consents - Experts

     23.1       Consent of Kyle Tingle

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:   November 4, 2005            MADISON EXPLORATIONS, INC.




                                    By: /s/ KEVIN M. STUNDER
                                        --------------------
                                            Kevin M. Stunder
                                            President

                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)

                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 2004
                                DECEMBER 31, 2003

                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                    CONTENTS







INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS                     F-1

FINANCIAL STATEMENTS

   Consolidated Balance Sheets                                               F-2

   Consolidated Statements of Income                                         F-3

   Consolidated Statements of Stockholders' Equity                           F-4

   Consolidated Statements of Cash Flows                                     F-5

   Notes to Consolidated Financial Statements                             F-6-12
________________________________________________________________________________

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Madison Explorations, Inc.
Vancouver, British Columbia


I have audited the accompanying consolidated balance sheet of Madison Explorations, Inc. (A Development Stage Enterprise) as of December 31, 2004 and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for the year then ended and the period June 15, 1998 (inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madison Explorations, Inc. (A Development Stage Enterprise) as of December 31, 2004 and the results of its operations and cash flows for the year then ended and the period June 15, 1998 (inception) through December 31, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Kyle L. Tingle, CPA, LLC


March 14, 2005
Las Vegas, Nevada



                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                           CONSOLIDATED BALANCE SHEETS



                                                          December 31,     December 31,
                                                                  2004             2003
                                                          ____________     ____________
                                     ASSETS

 CURRENT ASSETS
      Cash                                                 $  30,841         $    450
                                                           _________         ________

             Total current assets                          $  30,841         $    450
                                                           _________         ________

                     Total assets                           $ 30,841         $    450
                                                           =========         ========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 CURRENT LIABILITIES
      Accounts payable and accrued liabilities             $   5,927         $      -
      Deferred revenue                                        44,000                -
      Officers loans and advances                             26,654                -
                                                           _________         ________

             Total current liabilities                     $  76,581         $      -
                                                           _________         ________

 STOCKHOLDERS' EQUITY (DEFICIT)
      Common stock: $.001 par value;
         authorized 500,000,000 shares;
         issued and outstanding:  56,250,000 shares
         at December 31, 2003 and 115,320,000
         shares at December 31, 2004                       $ 115,320         $ 56,250
      Additional paid-in capital                            (109,398)               -
      Accumulated other comprehensive income                  (2,554)               -
      Accumulated deficit during development stage           (49,108)         (55,800)
                                                           _________         ________

             Total stockholders' equity (deficit)          $ (45,740)        $    450
                                                           _________         ________

                    Total liabilities and
                    stockholders' equity (deficit)         $  30,841         $    450
                                                           =========         ========


See Accompanying Consolidated Notes to Financial Statements.




                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                      June 15, 1998
                                            Year Ended               (inception) to
                                   December 31,     December 31,       December 31,
                                           2004             2003               2004
                                   ____________     ____________     ______________

Revenues                           $          -     $          -      $         -

Cost of revenue                               -                -                -
                                   ____________     ____________      ___________

           Gross profit            $          -     $          -      $         -

Operating expenses
   Exploration and development     $     28,815     $          -      $    28,815
   General and administrative            19,380                -           19,380
                                   ____________     ____________      ___________
           Operating (loss)        $    (48,195)    $          -      $   (48,195)

Other expense                               913                -              913
                                   ____________     ____________      ___________

   Net loss                        $    (49,108)    $          -      $   (49,108)
                                   ============     ============      ===========


   Net loss per share, basic
   and diluted                     $     (0.00)     $       0.00      $      0.00
                                   ============     ============      ===========

   Average number of shares
   of common stock outstanding       90,465,410       56,250,000       61,485,301
                                   ============     =============     ===========


          See Accompanying Consolidated Notes to Financial Statements.




                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                                                              Accumulated
                                                                              Deficit         Accumulated
                                        Common Stock           Additional     During          Other
                                   _______________________     Paid in        Development     Comprehensive
                                     Shares        Amount      Capital        Stage           Income              Total
                                   __________     ________     __________     ___________     _____________      ________


June 15, 1998, issue
  common stock                     56,250,000     $ 56,250       $ (55,800)     $      -        $      -         $    450
Net loss, December 31, 1999
                                   __________     ________       _________      ________        ________         ________
Balance, December 31, 1999         56,250,000     $ 56,250       $ (55,800)     $      -        $      -         $    450

Net loss, December 31, 2000
                                   __________     ________       _________      ________        ________         ________
Balance, December 31, 2000         56,250,000     $ 56,250       $ (55,800)     $      -        $      -         $    450

Net loss, December 31, 2001
                                   __________     ________       _________      ________        ________         ________
Balance, December 31, 2001         56,250,000     $ 56,250       $ (55,800)     $      -        $      -         $    450

Net loss, December 31, 2002
                                   __________     ________       _________      ________        ________         ________
Balance, December 31, 2002         56,250,000     $ 56,250       $ (55,800)     $      -        $      -         $    450

Net loss, December 31, 2003
                                   __________     ________       _________      ________        ________         ________
Balance, December 31, 2003         56,250,000     $ 56,250       $ (55,800)     $      -        $      -         $    450

Issuance of common stock           59,070,000       59,070         (58,598)                                           472

June 14, 2004 forward stock split
   5000:1
Capital contribution                                                5,000                                           5,000
Foreign currency translation
   adjustments                                                                                    (2,554)          (2,554)
Net loss, December 31, 2004                                                       (49,108)                        (49,108)
                                   __________     ________       ________       _________       ________         ________

Balance, December 31, 2004        115,320,000     $115,320       $(109,398)     $ (49,108)      $ (2,554)        $(45,740)
                                  ===========     ========       ========       =========       ========         ========


         See Accompanying Consolidated Notes to Financial Statements.





                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                June 15, 1998
                                                                      Year Ended               (inception) to
                                                             December 31,     December 31,       December 31,
                                                                     2004             2003               2004
                                                             ____________     ____________     ______________

Cash Flows From
Operating Activities
    Net loss                                                   $(49,108)         $   -           $ (49,108)
    Adjustments to reconcile net loss
    to cash used in operating activities:
    Changes in assets and liabilities
    Increase (decrease) in accounts payable and accruals          5,588              -               5,588
    Increase in deposits on investments                          44,000              -              44,000
                                                               ________          _____           _________

         Net cash used in
            operating activities                               $    480          $   -           $     480
                                                               ________          _____           _________

Cash Flows From
Investing Activities                                           $      -          $   -           $       -
                                                               ________          _____           _________

         Net cash provided used in
            investing activities                               $      -          $   -           $       -
                                                               ________          _____           _________

Cash Flows From
Financing Activities
    Issuance of common stock                                   $    472          $   -           $     922
    Capital contribution                                          5,000              -               5,000
    Officer loans and advances                                   23,897              -              23,897
                                                               ________          _____           _________

         Net cash provided by
            financing activities                               $ 29,369          $   -           $  29,819
                                                               ________          _____           _________

Effect of exchange rate changes on cash and
    cash equivalents                                           $    542          $   -           $     542
                                                               ________          _____           _________

         Net increase (decrease)
            in cash                                            $ 30,391          $   -           $  30,841

Cash, beginning of period                                           450            450           $       -
                                                               ________          _____           _________

Cash, end of period                                            $ 30,841          $ 450           $  30,841
                                                               ========          =====           =========


See Accompanying Consolidated Notes to Financial Statements.


                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Madison  Explorations  Inc. (the  "Company"),  formerly known as  Madison-Taylor
General Contractors, Inc., was incorporated in the State of Nevada on June 15, 1998. The Company is engaged in activities related to the exploration for mineral resources in Canada. The Company currently has operations in the exploration of natural resources and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises," is considered a Development Stage Enterprise.

As further explained in Note 3, the Company has entered into an agreement with Dr. Joseph Montgomery to acquire an 80% working interest in the Scout Lake Property, located near the town of Scout Lake, Saskatchewan. The parties have also agreed to work exclusively with each other in the Provinces of Saskatchewan, Alberta and the State of Montana. The Company intends to develop the properties from early stage exploration through completion of the exploration phase. Prior to any further exploration decisions, a mineral deposit must be appropriately assessed. Gathering this data usually takes several years. Once the appropriate data has been gathered, management will determine whether and how to proceed. The Company will use the services of Montgomery Consultants Ltd. as well as other 3rd party contractors to conduct surveys and exploration at the properties to begin to enable it to determine whether it can extract and produce diamonds (see Note 3).

The Company incorporated Scout Resources, Inc. as a wholly owned subsidiary to conduct the Canadian exploration activities of the Company.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS
FOLLOWS:

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. These financial statements show that Madison Explorations, Inc. had a substantial working capital deficiency and that it has suffered losses since inception. Management believes that, at a minimum, the Company will still need total additional financing of approximately $2,000,000 to continue to operate as planned during the twelve-month period subsequent to December 31, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern, however the future of Madison Explorations, Inc. will depend upon the company's ability to obtain adequate financing, successfully resolve any outstanding contingencies and attain profitable operations. Although the successful resolution of these uncertainties is not assured, management is of the opinion that current negotiations for financing and ultimate satisfactory settlement of any contingencies will allow the company to continue its operations.

Management plans to obtain such financing through private and public offerings of debt and equity securities. However management cannot assure that the Company will be able to obtain any or all of the additional financing it will need to continue to operate through at least December 31, 2005 or that, ultimately, it will be able to generate any profitable commercial mining operations. If the Company is unable to obtain the required financing, it may have to curtail or terminate its operations and liquidate its remaining assets and liabilities.

The accompanying financial statements do not include any adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations as a going concern.

CASH

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2004 and December 31, 2003.

INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING

Advertising costs are charged to operations as incurred. Advertising costs for the years ended December 31, 2004 and 2003 were $1,797 and $0, respectively.

MINING COSTS

Exploration and evaluation costs are expensed as incurred. Management's decision to develop or mine a property will be based on an assessment of the viability of the property and the availability of financing. The Company will capitalize mining exploration and other related costs attributable to reserves in the event that a definitive feasibility study establishes proven and probable reserves. Capitalized mining costs will be expensed using the unit of production method and will also be subject to an impairment assessment.

CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed Federal insurance limits. Exposure to credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

IMPAIRMENT OF LONG-LIVED ASSETS

Impairment losses on long-lived assets, such as mining claims, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The functional currency of the Company's operations is Canadian dollars. The assets and liabilities arising from these operations are translated at current exchange rates and related revenues and expenses at the exchange rates in effect at the time the revenue or expense is incurred. Resulting translation adjustments, if material, are accumulated as a separate component of accumulated other comprehensive income in the statement of stockholders' deficiency while foreign currency transaction gains and losses are included in operations.

The Company recorded a foreign currency loss of $243 and $0 during the year ended December 31, 2004 and the year ended December 31, 2003, respectively.

                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs (an amendment of Accounting Research Bulletin No. 43, Chapter 4)." SFAS No. 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense and is effective for fiscal years beginning after July 15, 2005. The Company does not believe the adoption of SFAS No. 151 will have a significant impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123R replaced SFAS No. 123 and superceded APB Opinion No. 25. SFAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statements. The adoption of SFAS No. 123 (revised 2004) should not have a significant impact on the Company's financial position or results of operations until such time the Company has share-based payments. The Company will adopt the provisions of SFAS No. 123R at that time.



NOTE 2.  STOCKHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 500,000,000 shares of $0.001 par stock. On June 15, 1998 the Company authorized and issued 56,250,000 shares of its common stock in consideration of $450 in cash.

On June 7, 2004 the Company issued 59,070,000 in consideration of $472 in cash.

On June 14, 2004, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 25,000 common shares to 500,000,000 common shares. The no par value was changed to $0.001 per share.

On June 14, 2004, the Company's shareholders approved a forward split of its common stock at five thousand shares for one share of the existing shares. The number of common stock shares outstanding increased from 23,064 to 115,320,000. Prior period information has been restated to reflect the stock split.

                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 2.  STOCKHOLDERS' EQUITY

NET LOSS PER COMMON SHARE

Net loss per share is calculated in accordance with SFAS No. 128, "Earnings Per Share." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

The Company has no warrants or options outstanding at December 31, 2004 and December 31, 2003.

NOTE 3.  MINERAL CLAIMS

SCOUT LAKE

Pursuant to an agreement consummated on June 16, 2004, the Company acquired an 80% interest in certain mineral dispositions near the Town of Scout Lake, Saskatchewan from two third parties. One of the parties is a key consultant and advisor to the Company

Under the terms of the agreement the Company must spend Canadian Adjusted Dollars ("CAD") $150,000 CAD (approximately $125,000 USD) on exploration work by October 1, 2005 and an additional $200,000 CAD (approximately $166,000 USD) by July 1, 2006. The other third parties will not be required to fund any exploration work on the property until a positive feasibility study is obtained, after which they will be required to fund their 20% of mine development costs.

Under the terms of the agreement, the Company will issue shares to these third parties to provide them 10% of the Company's outstanding shares calculated as of July 1, 2004. These shares are issuable upon the completion of the initial required exploration work ("work program") and the determination to continue developing the Scout Lake properties. If it is determined after the work program that no further development will be undertaken, no shares will be issued. Issuable shares upon the completion of the work program and a decision of the Company to continue exploration are 12,813,334.

HERBERT ANOMALY (aka Bulls-Eye Target)

Pursuant to an agreement consummated on September 19, 2004, the Company sold an option for 20% interest in revenue from the mineral claims the Company has in the Herbert Anomaly in Saskatchewan to Echo Resources, Inc. ("Echo") in consideration of $44,000. This is treated as a deferred income on the financial statements to be recognized when the expenses of the exploration occur to match revenues to the associated expenses.

After six months, Echo will be required to fund 50% any exploration work on the property to maintain its 20% interest. If the Company decides not to continue work on the property, Echo will have the first right of refusal to continue development of the site.

                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 4.  RELATED PARTY TRANSACTIONS

The officers of the Company have advanced funds to the Company to continue ongoing operations. On June 25, 2004, two officers executed demand notes at 5% interest for $15,000 in CAD ($12,479 USD) each. Also, funds were advanced to the Company to form its subsidiary. A total of $147 in US dollars was advanced for this purpose. Since all funds advanced are due on demand, this amount has been classified as a liability in the accompanying financial statements. The officers of the Company also submit expense reports on a regular basis of expenses incurred on behalf of the Company in the normal performance of their duties. These payable to the officers for unreimbursed expenses totaled $1,091 in Canadian funds at December 31, 2004.

For the year ended December 31, 2004, $643 in interest was accrued on the notes payable. As of December 31, 2004, the officer advances in USD was $26,654.

NOTE 5.  COMPREHENSIVE INCOME


Accumulated other comprehensive income consists of the following:

                                      Dec. 31, 2004         Dec. 31,2003
                                      _____________         ____________
     Foreign currency translation
     adjustment                       $      (2,554)          $     -
                                      =============           =======

The components of other comprehensive income for the year ended December 31, 2004 and June 15, 1998 (date of inception) through December 31, 2004:


                                      Dec. 31, 2004      Since inception
                                      _____________      _______________
     Foreign currency translation
     adjustment                       $      (2,554)          $(2,554)
                                      =============           =======


NOTE 6.  INCOME TAXES

We did not provide any current or deferred Canadian federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

                           MADISON EXPLORATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 6.  INCOME TAXES (CONTINUED)

The components of the Company's deferred tax asset as of December 31, 2004 and 2003 is as follows:

                                                  2004              2003
                                         _____________     _____________
     Net operating loss carryforward     $      16,654     $           -
     Valuation allowance                       (16,654)                -
                                         _____________     _____________

     Net deferred tax asset              $           -     $           -
                                         =============     =============

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:



                                                  2004              2003    Since Inception
                                         _____________     _____________    _______________

     Tax at statutory rate (35.1%)       $      16,654     $           -    $      16,654
     Increase in valuation allowance           (16,654)                -          (16,654)
                                         _____________     _____________    _______________

     Net deferred tax asset              $           -     $           -    $           -
                                         =============     =============    =============


The net non-capital loss carry forward will expire in 2011. This carry forward may be limited upon the consummation of a business combination Canadian tax regulations.

                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)

                        CONSOLIDATED FINANCIAL STATEMENTS
                                    UNAUDITED

                                  JUNE 30, 2005
                                DECEMBER 31, 2004

                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)

                                    CONTENTS









FINANCIAL STATEMENTS

   Consolidated Balance Sheets                                               F-1

   Consolidated Statements of Operations                                     F-2

   Consolidated Statements of Stockholders' Equity                           F-3

   Consolidated Statements of Cash Flows                                     F-4

   Notes to Consolidated Financial Statements                              F-5-8
________________________________________________________________________________


                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)


                                                              June 30,      December 31,
                                                                  2005              2004
                                                            __________      ____________
                                     ASSETS

CURRENT ASSETS
     Cash                                                   $   19,345        $   30,841
                                                            __________        __________

            Total current assets                            $   19,345        $   30,841
                                                            __________        __________


                   Total assets                             $   19,345        $   30,841
                                                            ==========        ==========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
     Accounts payable and accrued liabilities               $      876        $    5,927
     Deferred revenue                                           44,000            44,000
     Due to affiliates                                          25,000
     Officers loans and advances                                25,873            26,654
                                                            __________        __________

            Total current liabilities                       $   95,749        $   76,581
                                                            __________        __________


STOCKHOLDERS' EQUITY (DEFICIT)
     Common stock: $.001 par value;
        authorized 500,000,000 shares;
        issued and outstanding: 115,320,000 shares
        at June 30, 2005 and December 31, 2004              $  115,320        $  115,320
     Additional paid-in capital                               (109,398)         (109,398)
     Accumulated other comprehensive income                     (1,894)           (2,554)
     Accumulated deficit during development stage              (80,432)          (49,108)
                                                            __________        __________

            Total stockholders' equity (deficit)            $  (76,404)       $  (45,740)
                                                            __________        __________

                   Total liabilities and
                   stockholders' equity (deficit)           $   19,345        $   30,841
                                                            ==========        ==========


          See Accompanying Consolidated Notes to Financial Statements.




                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                             Three months ended                      Six months ended      June 15, 1998
                                           June 30,         June 30,         June 30,          June 30,   (inception) to
                                               2005             2004             2005             2004     June 30, 2005
                                       ____________      ___________     ____________       ___________   ______________

Revenues                               $          -      $         -     $          -       $         -        $       -

Cost of revenue                                   -                -                -                 -                -
                                       ____________      ___________     ____________       ___________        _________
           Gross profit                $          -      $         -     $          -       $         -        $       -
Operating expenses
   Exploration and development         $      1,051      $         -     $     21,930       $         -        $  50,745
   General and administrative                 3,537            7,123            8,491             7,123           27,871
                                       ____________      ___________     ____________       ___________        _________
           Operating (loss)                  (4,588)          (7,123)    $    (30,421)           (7,123)       $ (78,616)

Other expense                                   451                -              903                 -            1,816
                                       ____________      ___________     ____________       ___________        _________

   Net loss                            $     (5,039)     $    (7,123)    $    (31,324)      $    (7,123)       $ (80,432)
                                       ============      ===========    =============       ===========         ========


   Net loss per share, basic
   and diluted                         $     (0.00)      $     (0.00)    $      (0.00)      $     (0.00)
                                       ============      ===========     ============       ===========

   Average number of shares
   of common stock outstanding          115,320,000       74,425,385      115,320,000        65,337,692
                                       ============      ===========     ============       ===========


          See Accompanying Consolidated Notes to Financial Statements.





                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                   (UNAUDITED)

                                                                                  Accumulated
                                                                                    Deficit      Accumulated
                                                                   Additional       During          Other
                                          Common Stock               Paid in      Development   Comprehensive
                                       Shares         Amount         Capital         Stage         Income       Total
                                   ___________       _________      _________     ___________   _____________ _________

 June 15, 1998, issue
   common stock                     56,250,000       $  56,250      $ (55,800)     $       -      $      -    $     450
 Net loss, December 31, 1999
                                   ___________       _________      _________      _________      ________    _________
 Balance, December 31, 1999         56,250,000       $  56,250      $ (55,800)             -      $      -    $     450

 Net loss, December 31, 2000
                                   ___________       _________      _________      _________      ________    _________
 Balance, December 31, 2000         56,250,000       $  56,250      $ (55,800)     $       -      $      -    $     450

 Net loss, December 31, 2001
                                   ___________       _________      _________      _________      ________    _________
 Balance, December 31, 2001         56,250,000       $  56,250      $ (55,800)     $       -      $      -    $     450

 Net loss, December 31, 2002
                                   ___________       _________      _________      _________      ________    _________
 Balance, December 31, 2002         56,250,000       $  56,250      $ (55,800)     $       -      $      -    $     450

 Net loss, December 31, 2003
                                   ___________       _________      _________      _________      ________    _________
 Balance, December 31, 2003         56,250,000       $  56,250      $ (55,800)     $       -      $      -    $     450

 Issuance of common stock           59,070,000          59,070        (58,598)                                      472

 June 14, 2004 forward stock split
    5000:1
 Capital contribution                                                   5,000                                     5,000
 Foreign currency translation
    adjustments                                                                                     (2,554)      (2,554)
 Net loss, December 31, 2004                                                         (49,108)                   (49,108)
                                   ___________       _________      _________      _________      ________    _________
 Balance, December 31, 2004        115,320,000       $ 115,320      $(109,398)     $ (49,108)     $ (2,554)   $ (45,740)

 Foreign currency translation
    adjustments                                                                                        660          660
 Net loss six month period
    ended June 30, 2005                                                              (31,324)                   (31,324)
                                   ___________       _________      _________      _________      ________    _________

 Balance, June 30, 2005            115,320,000       $ 115,320      $(109,398)     $ (80,432)     $ (1,894)   $ (76,404)
                                   ===========       =========      =========      =========      ========    =========


          See Accompanying Consolidated Notes to Financial Statements.




                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)



                                                                                                  Dec. 3, 1998
                                                                       Six months ended         (inception) to
                                                                   June 30,          June 30,         June 30,
                                                                       2005              2004             2005
                                                                  _________         _________   ______________

Cash Flows From
Operating Activities
    Net loss                                                      $ (31,324)        $  (7,123)       $ (80,432)
    Adjustments to reconcile net loss
    to cash used in operating activities:
    Changes in assets and liabilities
    (Increase) in advances to consultant                                  -            (3,748)               -
    Increase (decrease) in accounts payable and accruals             (5,051)              403              876
Increase in deferred revenue                                              -                 -           44,000
                                                                  _________         _________        _________

         Net cash used in
            operating activities                                  $ (36,375)        $ (10,468)         (35,556)
                                                                  _________         _________        _________

Cash Flows From
Investing Activities
         Net cash provided used in
            investing activities                                  $       -         $       -                -
                                                                  _________         _________        _________

Cash Flows From
Financing Activities
    Issuance of common stock                                      $       -         $     472        $     922
Capital contribution                                                      -             5,000            5,000
    Officer loans and advances                                         (781)           24,326           25,873
Loan from affiliate                                                  25,000                 -           25,000
                                                                  _________         _________        _________

         Net cash provided by
            financing activities                                  $  24,219         $  29,798        $  56,795
                                                                  _________         _________        _________

Effect of exchange rate changes on cash and
    cash equivalents                                              $     660         $       -        $  (1,894)
                                                                  _________         _________        _________

         Net increase (decrease)
            in cash                                               $ (11,496)        $  19,330        $  19,345

Cash, beginning of period                                            30,841               450                -
                                                                  _________         _________        _________

Cash, end of period                                               $  19,345         $  19,780        $  19,345
                                                                  =========         =========        =========


          See Accompanying Consolidated Notes to Financial Statements.


                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 1.  BASIS OF PRESENTATION

The accompanying unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-QSB. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Annual Report on Form 10-SB of Madison Explorations, Inc. for the year ended December 31, 2004. When used in these notes, the terms "Company," "we," "us" or "our" mean Madison Explorations, Inc. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

NOTE 2.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. These financial statements show that Madison Explorations, Inc. had a substantial working capital deficiency and that it has suffered losses since inception. Management believes that the Company will still need additional financing of approximately $2,000,000 to continue to operate as planned during the twelve-month period subsequent to June 30, 2005. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern, however the future of Madison Explorations, Inc. will depend upon the company's ability to obtain adequate financing, successfully resolve any outstanding contingencies and attain profitable operations. Although the successful resolution of these uncertainties is not assured, management is of the opinion that current negotiations for financing and ultimate satisfactory settlement of any contingencies will allow the company to continue its operations.

                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 2. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management plans to obtain such financing through private and public offerings of debt and equity securities. However management cannot assure that the Company will be able to obtain any or all of the additional financing it will need to continue to operate through at least March 31, 2006 or that, ultimately, it will be able to generate any profitable commercial mining operations. If the Company is unable to obtain the required financing, it may have to curtail or terminate its operations and liquidate its remaining assets and liabilities.

The accompanying financial statements do not include any adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations as a going concern

MINING COSTS

Exploration and evaluation costs are expensed as incurred. Management's decision to develop or mine a property will be based on an assessment of the viability of the property and the availability of financing. The Company will capitalize mining exploration and other related costs attributable to reserves in the event that a definitive feasibility study establishes proven and probable reserves. Capitalized mining costs will be expensed using the unit of production method and will also be subject to an impairment assessment.

NOTE 3.  ACCOUNTING PRONOUNCEMENTS

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. SFAS No. 151 becomes effective for our Company on January 1, 2006. The Company does not believe that the adoption of SFAS No. 151 will have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123R replaced SFAS No. 123 and superseded Accounting Principles Board Opinion No. 25. SFAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statements. The effective date of SFAS No. 123R is the first reporting period beginning after June 15, 2005. The adoption of SFAS No. 123 (revised 2004) should not have a significant impact on the Company's financial position or results of operations until such time the Company has share-based payments. The Company will adopt the provisions of SFAS No. 123R at that time.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS No. 153"). SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting

                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 3.  ACCOUNTING PRONOUNCEMENTS (CONTINUED)


for Nonmonetary Transactions," provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 became effective for our Company as of July 1, 2005. The Company will apply the requirements of SFAS No. 153 on any future nonmonetary exchange transactions.


In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for our Company as of January 1, 2006. The Company does not believe that the adoption of SFAS No. 154 will have a material impact on our consolidated financial statements.


NOTE 4.  STOCKHOLDERS' EQUITY

NET LOSS PER COMMON SHARE

Net loss per share is calculated in accordance with SFAS No. 128, "Earnings Per Share." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

The Company has no warrants or options outstanding at June 30, 2005 and December 31, 2004.

                           MADISON EXPLORATIONS, INC.
                        (A Development Stage Enterprise)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 3.  RELATED PARTY TRANSACTIONS

The officers of the Company have advanced funds to the Company to continue ongoing operations. On June 25, 2004, two officers executed demand notes at 5% interest for $15,000 in CAD ($12,479 USD) each. Also, funds were advanced to the Company to form its subsidiary. A total of $147 in US dollars was advanced for this purpose. Since all funds advanced are due on demand, this amount has been classified as a liability in the accompanying financial statements. The officers of the Company also submit expense reports on a regular basis of expenses incurred on behalf of the Company in the normal performance of their duties. These payable to the officers for unreimbursed expenses totaled $0 and $1,091 in Canadian funds at June 30, 2005 and December 31, 2004, respectively.

For the year ended December 31, 2004, $643 in interest was accrued on the notes payable. As of June 30, 2005, the officer advances in USD was $25,873.

A Company affiliated through common ownership advanced funds of $25,000 for working capital. The advance is non-interest bearing, due on demand.


NOTE 4.  COMPREHENSIVE INCOME


Accumulated other comprehensive income consists of the following:

                                June 30, 2005     Dec. 31, 2004
                                _____________     _____________
     Foreign currency
     translation adjustment       $ (1,894)         $ (2,554)
                                  ========          ========

The components of other comprehensive income for the six-month period ended June 30, 2005 and the year ended December 31, 2004:


                               June 30,     Dec. 31,     Inception
                                 2005         2004        to date
                               ________     ________     _________
    Foreign currency
    translation adjustment      $ 660        $(2,554)     $(1,894)
                                =====        =======      =======


NOTE 5.  INCOME TAXES

We did not provide any current or deferred Canadian federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.